

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

Via E-mail
Edward Lazar
Principal Executive Officer
Dico, Inc.
3445 Lawrence Ave.
Oceanside, NY 11572

>   **Re: Dico, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 14, 2014**
>   **File No. 333-193618**

Dear Mr. Lazar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated February 20, 2014. As previously requested, please revise your filing to state whether you have any plans to merge with, acquire, or otherwise combine with an unidentified company.

2. In an appropriate place in the prospectus, but not as language that mitigates your risk factor disclosure, please describe how and when a company may lose emerging growth company status and briefly describe the various exemptions that are available to you as a result of your emerging growth company status, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Risk Factors, page 8

3. Please disclose, to the extent material, the risks posed to your business by supplying and distributing your products on a consignment basis.

We do not have any written agreements with our diamond suppliers, page 12

4. We note your disclosure that you have "relationships" but no written contracts with your suppliers. Please provide additional disclosure regarding the nature and scope of your relationships with your suppliers to provide context to this risk. Additionally, if applicable, please discuss the risks associated with the fact that you may not be able to find other suppliers or manufacturers willing to supply you with product on consignment.

Description of Business, page 16

Our Products, page 16

5. We note your disclosure in this section that you feature "top" diamonds in your product line. We also note your disclosure on this page that the diamonds that you carry are "low quality." Please reconcile these statements.

Suppliers, page 17

6. Please disclose the names of your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K. In addition, please clarify what you mean when you disclose that you are supplied with diamonds "directly from the source in Israel." Finally, please provide additional detail regarding the arrangements by which you receive diamonds from your suppliers on memorandum and confirm to us, if true, that there are no written agreements between you and the suppliers that provide you with diamonds on memorandum.

Marketing, page 17

7. We note your statement that you will be marketing your products through your showroom. Please provide additional detail regarding this showroom, including whether you presently have a showroom.

Distribution, page 18

8. We note your response to comment 20 in our letter dated February 20, 2014 and your disclosure that you "will be creating [a website] upon completion of this offering." Please revise your disclosure to reflect that you intend to create a website only if you raise sufficient funds through this offering.

Edward Lazar
Dico, Inc.
March 25, 2014
Page 3

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

9. We note your response to comment 25 in our letter dated February 20, 2014 that you have been selling your product line via in house sales and the Internet. We also note your disclosure under the heading "Distribution" on page 17 that you currently do not have a website and will be using the proceeds from this offering to create one. Please reconcile this disclosure and clarify how and through what source or website you sell your products via the Internet. Additionally, if you have been selling your product line, please explain why you have not generated any revenues. Please also explain and disclose what "in house sales" represent and any other sales channels, other than the internet, you intend to use. We may have further comment upon reviewing your response.

10. We note your response to comment 25 in our letter dated February 20, 2014 that you have active business relationships with several suppliers, wholesalers, and distributors in both Los Angeles and Tel Aviv. Please describe these relationships in greater detail, focusing on the impact of the relationships on your operations, liquidity, and capital resources.

11. We note your response to comment 26 in our letter dated February 20, 2014 that you have an oral agreement with David Lazar to provide up to $50,000 in funding to be used as working capital. Please describe this agreement in greater detail and revise your prospectus to state that there is no guarantee that Mr. Lazar will provide the funding as agreed.

12. Please discuss the status of your operations, liquidity, and capital resources now that you have commenced operations, made sales, and generated revenue as you disclose in your letter dated March 14, 2014 and throughout this prospectus.

<u>Plan of Operations, page 23</u>

13. We note your disclosure on page 24 that you "intend to expand [your] distribution channels to reach a wider customer base." Please briefly expand upon the distribution channels into which you plan to expand.

<u>Part II. Information Not Required in Prospectus, page 50</u>

<u>Item 14. Indemnification of Directors and Officers, page 50</u>

14. Please provide the disclosure required by Item 702 of Regulation S-K. In this regard, we note that you deleted language meeting the requirements of Item 702 of Regulation S-K that was included in your original filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

Cc: Zachary Walker, Esq.
        J.M. Walker & Associates